77Q3:

The Registrant's Chief Executive Officer and Chief Financial Officer, based on their evaluation of the Registrant's disclosure controls and procedures as of February 27, 2003, have concluded that such controls and procedures are adequately designed to ensure that information required to be disclosed by the Registrant in its reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.